SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January, 2010

ECTEL LTD.

(Translation of Registrant’s Name into English)

10 Amal Street
Park Afek
Rosh Ha'ayin 48092
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 13, 2010 announcing “ECtel Completes All-Cash Merger Transaction with cVidya Networks”. Such press release is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-127576.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)
	By: //s//	_______________________________________
Gal Sperber-Kovashi
General Counsel and
Corporate Secretary

Dated: January 13, 2010

Index to Exhibits

Exhibit No.	Exhibit

1	Press Release issued January 13, 2010